FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 9, 2004

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Equant Confirms its Outlook for 2004

AMSTERDAM, The Netherlands - (July 9, 2004) - Following the wide fluctuations of its stock yesterday on Euronext Paris, Equant (Euronext Paris: EQU) (NYSE: ENT) is confirming the outlook provided on April 28, 2004 when it announced its first quarter revenues and outlook.

Exchange rate movements continued materially to affect the company’s results throughout the first half of 2004. The company expects that exchange rate movements will continue to have an overall negative effect on its results throughout 2004. While the company continues to expect that full year revenues for 2004 will be lower than in 2003, it did achieve revenues in accordance with its expectations in the first half, and presently expects to report revenues in the range of $1,410 million to $1,430 million for the six month period.

While the company’s cost reduction programs continue on track to deliver significant cost savings, these are not, as the company stated in April, likely to be sufficient to offset the adverse effects of exchange rate movements and the lower revenues in 2004. Therefore, the company expects to report operating income before depreciation, amortization, share plans, restructuring and integration for the first half of 2004 between $55 million and $60 million, and continues to expect this measure for the full year 2004 to be below that for the full year 2003.

While the environment for corporate business solutions remains challenging, as the company stated in April, it expects some improvement in the second half. The company expects its operating income before depreciation, amortization, share plans, restructuring and integration for the second half of 2004 to be well above the first half as a result of the continued delivery of its cost reduction programs, on the basis of current exchange rates.

Equant will release its results for the first half of 2004 on July, 23 2004.

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications services for multinational businesses. Equant combines its network expertise - including unmatched seamless network reach in 220 countries and territories and local support in more than 165 countries - with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry’s most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses today. Equant, a subsidiary of France Telecom, was named Best Global Carrier 2003 and Best Managed Service 2003 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition, in our industry, and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations	Equant Investor Relations
Global and Europe Frédéric Gielec +33 1 46 46 2189 fredric.gielec@equant.com	Europe Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com

North and Latin America Elizabeth Mayeri +1 212 332 2115 elizabeth.mayeri@ftna.com	France Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com

Asia Pacific Australasia Shirley Ng +65 6335 6730 shirley.ng@equant.com
Online Pressroom http://www.equant.com/press

France Telecom
Nilou du Castel Head of France Telecom Press Office +33 1 44 44 93 93 nilou.ducastel.@francetelecom.com

Caroline Chaize France Telecom Press Office + 33 1 44 44 93 93 caroline.chaize@francetelecom.com